Meiwu Technology Company Limited

1602, Building C, Shenye Century Industrial Center

No. 743 Zhoushi Road, Hangcheng Street,

Bao’an District

Shenzhen, People’s Republic of China

February 28, 2024

VIA EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Robert Shapiro
Lyn Shenk

Re:	Meiwu Technology Company Limited
Amendment No. 2 to Form 20-F for Fiscal Year Ended December 31, 2022
File No. 001-39803

Dear Mr. Shapiro and Mr. Shenk:

Meiwu Technology Company Limited (the “Company”, “WNW,” “Meiwu”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 29, 2024 regarding our Form 20-F, as amended, for fiscal year ended December 31, 2022. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Amendment No. 2 to Form 20-F

Item 3. Key Information

Our Corporate Structure, page 3

1.	We note the structure charts you added in response to comment 4. Please provide your proposed revised disclosure that adds a footnote to disclose the 40% ownership of Heme Yulin.

Response: In response to the Staff’s comment, please find below the proposed revision to include a footnote that explicitly details the 40% ownership of Heme Yulin.

*

(1) The 49% equity interests of Wude Shanghai are owned by Shenzhen Heme Enterprise Consulting Partnership (Limited Partnership), a limited partnership organized under the laws of the PRC.

(2) The 49% equity interests of Heme Brand are owned by Yafang Liu (25%) and Guoming Huang (24%).

(3) The 30% equity interests of Jiayuan Liquo are owned by Kun Xu (21%) and Xi ‘an Senli Huinong Agricultural Technology Co. Ltd. (9%)

(4) The 40% equity interests of Heme Yulin are owned by Taotao Shu.

Permission or Approval Required from the PRC Authorities for the VIE’s Operations, page 9

2.	We note your response and revised disclosure in response to prior comment 5. With respect to your PRC counsel, we note your revised disclosure “as confirmed by our PRC counsel, Dacheng ... .” If true, please provide your proposed revised disclosure that states that you relied on the “opinion” of counsel. Please make the same changes to your disclosure in response to prior comment 8 as well. Additionally, with respect to the uncertainty and consequences of any future actions of the PRC government, please provide your proposed revised disclosure to include the risk and related consequences if you do not receive or maintain such permissions or approvals. In this light, we point you to our original comment 8 in the comment letter dated August 11, 2023, to “ ... please revise to describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.” (Emphasis added).

Response: In response to the Staff’s comment, we proposed to revise the disclosure referencing our PRC counsel’s opinions as follows (revised language in italic):

“Based on the opinion of our PRC counsel, Beijing Dacheng Law Offices, LLP (Fuzhou) (“Dacheng”), …”

In addition, we proposed to revise the disclosure relating to the consequences to us as follows (revised language in italic):

We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we do not receive or maintain such permissions or approvals, or we inadvertently conclude that the permission or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we or the VIE, or any of its subsidiaries is required to obtain approvals in the future, or that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and continue to offer securities to our investors. These adverse actions could cause the value of our Ordinary Shares to significantly decline or become worthless. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on the U.S. exchange, which would likely cause the value of our securities to significantly decline or become worthless.

Selected Condensed Consolidated Financial Schedule of Meiwu Technology Company Limited, its subsidiaries and the VIE, page 54

3.	We note your revisions in response to comment 9. Please confirm that your annual report for the year ended December 31, 2023 will include similar revisions in your Consolidation of Variable Interest Entity disclosure in Note 3 to your financial statements.

Response: In response to the Staff’s comment, we confirmed that our annual report for the year ended December 31, 2023 will include similar revisions in the Consolidation of Variable Interest Entity disclosure in Note 3 to the financial statements.

Notes to Consolidated Financial Statements

Note 12. Equity, page F-29

4.	We note your response to comment 12. Please revise your disclosure of the $9.6 million of consideration to be delivered to the sellers in the Yuanxing acquisition on December 12, 2022 to reconcile with the $2,640,000 acquisition purchase price for the issuance of 12 million ordinary shares disclosed in Note 4.

Response: In response to the Staff’s comment, we will revise our disclosure in the annual report for the year ended December 31, 2023 to reconcile $9.6 million of consideration to be delivered to the sellers in the Yuanxing acquisition on December 12, 2022 with the $2,640,000 acquisition purchase price for the issuance of 12 million ordinary shares disclosed in Note 4.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq. of Hunter Taubman Fischer & Li LLC, at (212) 530-2208.

Sincerely,

By:	/s/ Zihao Liu
Zihao Liu Chief Financial Officer Meiwu Technology Company Limited

cc:	Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC